1155 Avenue of the Americas, Floor 26 New York, New York 10036 Dial: 646.593.7050

February 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andi Carpenter
Patrick Fullem
Melissa Gilmore
Asia Timmons-Pierce

Re:	Loar Holdings Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 19, 2024 CIK No. 0002000178

Ladies and Gentlemen:

On behalf of our client, Loar Holdings, LLC (to be converted to a corporation to be known as Loar Holdings Inc., the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 2, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 19, 2024

Exclusive Forum, page 88

1.	Disclosure on page 40 indicates the federal district courts of the United States of America will be the exclusive forum for actions arising under the Securities Act and

www.beneschlaw.com

United States Securities and Exchange Commission

February 9, 2024

the Exchange Act. Disclosure on page 89 indicates the federal district courts of the United States of America will be the exclusive forum for actions arising under the Securities Act. Please reconcile.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Revised Registration Statement.

Notes to Consolidated Financial Statements

9. Environmental Costs, page F-17

2. We note your response to prior comment 17. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page F-17 of the Revised Registration Statement.

* * * * *

Please do not hesitate to contact Aslam A. Rawoof at (646) 328-0498 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP

/s/ Aslam A. Rawoof
Aslam A. Rawoof

cc: Benesch, Friedlander, Coplan & Aronoff LLP

Sean T. Peppard

cc: Ropes & Gray LLP

Craig E. Marcus

Tara Fisher